ATCO
GROUP

Corporate Office


05006103

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

February 10, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


PROCESSING
RECEIVED
FEB 23 2005
SEC MAIL
SECTION
179
WASH. D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 10, 2005 for symbol CU.NV
- Corporation's Form 1, filed February 10, 2005 for symbol CU.X
- Corporation's Form 1, filed February 10, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed February 10, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed February 10, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed February 10, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed February 10, 2005 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 3/1

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	41,370,293	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Stock Option Plan	52,900		
Other Issuances and Cancellations	2,800		
Issued & Outstanding Closing Balance :	41,425,993		

Stock Option Plan

Stock Options Outstanding Opening Balance: **777,800** As at : 01/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/01/2005	N	100,000			
01/31/2005	N		52,900		
Totals		100,000	52,900	0	0

Stock Options Outstanding Closing Balance: **824,900** As at : 01/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2005	Conversion (General)	2,800
Totals		2,800

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:32:11
Last Updated:	02/10/2005 12:29:57

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	22,021,242	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,800		
Issued & Outstanding Closing Balance :	22,018,442		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/31/2005	Conversion (General)	-2,800
Totals		-2,800

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:33:10
Last Updated:	02/10/2005 12:32:39

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:34:35
Last Updated:	02/10/2005 12:34:25

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:35:19
Last Updated:	02/10/2005 12:35:07

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:35:57
Last Updated:	02/10/2005 12:35:50

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:36:31
Last Updated:	02/10/2005 12:36:23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:37:00
Last Updated:	02/10/2005 12:36:56